Exhibit 99.2

Notice of Availability of Proxy Materials for Nouveau Monde Graphite Inc. Annual General and Special Meeting of Shareholders Meeting Date and Location: When: Monday, June 19, 2023 10:00 a.m. (Eastern Time) Where: Via live webcast at: https://web.lumiagm.com/470492294 You are receiving this notification as Nouveau Monde Graphite Inc. (the “Corporation”) is using the notice and access mechanism (the “Notice and Access Provisions”) to deliver the meeting materials to its registered and beneficial shareholders (the “Shareholders”) for its annual general and special meeting of Shareholders to be held on Monday, June 19, 2023 (the “Meeting”) and to advise that the proxy materials for the Meeting are available on the Internet. The Notice and Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials via the System for Electronic Document Analysis and Retrieval and the Internet, rather than mailing paper copies of such materials to Shareholders. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of a management proxy circular to certain shareholders with the notice package. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management proxy circular dated May 10, 2023 (the “Circular”) and other proxy-related materials before voting. The Circular, the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2022 and 2021 and the independent auditor’s report thereon (the “Financial Statements”) and other relevant materials are available at: www.meetingdocuments.com/TSXT/NOU OR www.sedar.com OR www.sec.gov OR https://nmg.com How to Obtain Paper Copies of the Proxy Materials Shareholders may request to receive paper copies of the current meeting materials and the Financial Statements by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 6, 2023. If you do request the current materials, please note that another Form of Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes. To obtain information about notice and access or to request paper copies of the proxy-related materials, please call TSX Trust Company, toll-free within North America at 1-888-433-6443, or email your request at tsxt-fulfilment@tmx.com.

Shareholders Meeting Notice Shareholders will be asked to consider and vote on the matters listed below, along with the Sections within the Circular where disclosure regarding the matter can be found: 1. to receive the Financial Statements – see “Items on Meeting Agenda – Presentation of Financial Statements”; 2. to elect the directors named in the enclosed Circular, namely Ms. Stephanie Anderson, Mr. Daniel Buron, Mr. Eric Desaulniers, Mr. Arne H Frandsen, Mr. Jürgen Köhler, Ms. Nathalie Pilon, Mr. James Scarlett and Mr. Andrew Willis, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; 3. to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set its compensation – see “Items on Meeting Agenda – Appointment of the External Auditor and Authorization Given to Directors to set its Compensation”; 4. to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the Circular) concerning the ratification and confirmation of the stock option plan of the Corporation, the whole as described in the Circular – see “Items on Meeting Agenda – Ratification and Confirmation of the Corporation’s Stock Option Plan”; and 5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 10:00 a.m. (Eastern Time) on June 15, 2023. PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING Financial Statements Delivery • The Financial Statements are being sent to beneficial holders who have requested them.